FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 16, 2018

Commission File Number:   001-31335

AU Optronics Corp.

(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2

Hsinchu Science Park

Hsinchu, Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized

(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “To announce share exchange in cash consideration on behalf of AUO's subsidiaries, AUO Crystal Corp. and Sanda Materials Corp.” dated November 16, 2018.

Item 1

AU Optronics Corp.

November 16, 2018

English Language Summary

Subject:   To announce share exchange in cash consideration on behalf of AUO's subsidiaries, AUO Crystal Corp. and Sanda Materials Corp.

Regulation:   Published pursuant to Article 4-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events:  2018/11/16

Contents:

1.	Type of merger/acquisition (e.g.merger, consolidation, spin-off, acquisition, or receiving assignment of shares):Share exchange

2.	Date of occurrence of the event:2018/11/16

3.	Names of companies participating in the merger (e.g.name of the other company participating in the merger or consolidation, newly established company in a spin-off, acquired company, or company whose shares are taken assignment of):

The Company's subsidiary, AUO Crystal Corp. ("ACC") and its subsidiary, Sanda Materials Corp. ("SMC"), are going to enter into a 100% share exchange agreement, pursuant to which ACC will acquire 100% of issued shares of SMC in accordance with Business Merger and Acquisition Act by paying cash consideration.

4.	Counterparty (e.g.name of the other company participating in the merger or consolidation, company taking assignment of the spin-off, or counterparty to the acquisition or assignment of shares):

Acquire: AUO Crystal Corp.

Target: Sanda Materials Corp.

5.	Relationship between the counterparty and the Company (investee company in which the Company has re-invested and has shareholding of XX%), and explanation of the reasons for the decision to acquire, or take assignment of the shares of, an affiliated enterprise or related person, and whether it will affect shareholders' equity:

The acquirer, ACC, is a subsidiary of the Company with a shareholding of 96.02% and the target, SMC, is a subsidiary of ACC with a shareholding of 99.995%. ACC and SMC will conduct short-form share exchange in accordance with Article 30 of Business Merger and Acquisition Act. Given the cash consideration amount has been verified by an independent expert as reasonable by delivering a fairness opinion, the transaction shall not affect the interests of shareholders of the Company.

6.	Purpose/objective of the merger/acquisition: To consolidate the resources within the group, reduce management cost and enhance competitiveness.

7.	Anticipated benefits of the merger/acquisition: To consolidate the resources within the group, reduce management cost and enhance competitiveness.

8.	Effect of the merger or consolidation on net worth per share and earnings per share:

If the purpose of the merger is reached, it is reasonably expected to contribute to the Company's net worth per share and earnings per share.

9.	Share exchange ratio and basis of its calculation:

Each common share of SMC will be exchanged to NT$15.5933 in cash. The cash consideration amount is based on SMC's net worth per share as a reference and has been verified by an independent expert as reasonable by delivering a fairness opinion.

10.	Scheduled timetable for consummation: The share exchange record date:2018/12/27

11.	Matters related to assumption by the existing company or new company of rights and obligations of the extinguished (or spun-off) company: None.

12.	Basic information of companies participating in the merger:

The main business of ACC is manufacturing and sale of ingots and solar wafers.

The main business of SMC is holding Company.

13.	Matters related to the spin-off (including estimated value of the business and assets planned to be assigned to the existing company or new company; the total number and the types and volumes of the shares to be acquired by the split company or its shareholders; matters related to the reduction, if any, in capital of the split company) (note: not applicable other than where there is announcement of a spin-off):N/A

14.	Conditions and restrictions on future transfers of shares resulting from the merger or acquisition: No.

15.	Other important stipulations: No.

16.	Do the directors have any objection to the present transaction?:No.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: November 16, 2018	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer